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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.                        )*

PHARMERICA CORPORATION
(Name of Subject Company (Issuer))

PHILADELPHIA ACQUISITION SUB, INC.
OMNICARE, INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

71714F104
(CUSIP Number of Class of Securities)

John G. Figueroa
Chief Executive Officer
Omnicare, Inc.
1600 RiverCenter II
100 East RiverCenter Boulevard
Covington, Kentucky 41011
Telephone: (859) 392-3300
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:
Morton A. Pierce, Esq.
Chang-Do Gong, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$498,732,885	$57,903

*
For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 33,248,859 shares of common stock, par value $0.01 per share (the "Shares"), of PharMerica Corporation ("PharMerica"), including the associated preferred share purchase rights, at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 29,386,392 Shares issued and outstanding as of July 29, 2011, as reported in PharMerica's Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the "PharMerica Form 10-Q") and (ii) 3,862,467 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options and the vesting of restricted stock units and performance share units based on the total number of stock options, restricted stock units and performance share units outstanding as of June 30, 2011, as reported in the PharMerica Form 10-Q.

**
Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, by multiplying the transaction value by 0.0001161.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Philadelphia Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), to purchase (1) all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of PharMerica Corporation, a Delaware corporation ("PharMerica"), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of PharMerica (the "Rights") issued pursuant to the Rights Agreement, dated as of August 25, 2011 (the "Rights Agreement"), between PharMerica and Mellon Investor Services LLC, as Rights Agent, at a price of $15.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2011 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Schedule TO is being filed on behalf of Omnicare and Purchaser.

ITEMS 1 THROUGH 9; ITEM 11.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 7, 2011.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement published on September 7, 2011.
(a)(5)(A)	Press Release issued by Omnicare, Inc. on September 7, 2011 announcing the commencement of the Offer.
(a)(5)(B)	Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 23, 2011).
(a)(5)(C)	Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 24, 2011).
(a)(5)(D)	Press Release issued by Omnicare, Inc. on August 25, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).

(b)(1)	Credit Agreement, dated August 24, 2011, by and among Omnicare, Inc., the lenders named therein, SunTrust Bank, as Administrative Agent, JP Morgan Chase Bank, N.A., as Syndication Agent and Barclays Bank PLC, Goldman Sachs Bank USA and Bank of America, N.A., as Co-Documentation Agents (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

 SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of September 7, 2011 that the information set forth in this statement is true, complete and correct.

PHILADELPHIA ACQUISITION SUB, INC.
By:	/s/ JOHN G. FIGUEROA Name: John G. Figueroa Title: President

OMNICARE, INC.
By:	/s/ JOHN G. FIGUEROA Name: John G. Figueroa Title: Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 7, 2011.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement published on September 7, 2011.
(a)(5)(A)	Press Release issued by Omnicare, Inc. on September 7, 2011 announcing the commencement of the Offer.
(a)(5)(B)
Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 23, 2011).
(a)(5)(C)	Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 24, 2011).
(a)(5)(D)	Press Release issued by Omnicare, Inc. on August 25, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).
(b)(1)
Credit Agreement, dated August 24, 2011, by and among Omnicare, Inc., the lenders named therein, SunTrust Bank, as Administrative Agent, JP Morgan Chase Bank, N.A., as Syndication Agent and Barclays Bank PLC, Goldman Sachs Bank USA and Bank of America, N.A., as Co-Documentation Agents (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX